Exhibit 97.2

SILVER PEGASUS ACQUISITION CORP

INSIDER TRADING POLICY

A.	Background/Purpose

Under federal and state securities laws, it is illegal to purchase or sell securities of Silver Pegasus Acquisition Corp (the “Company”) while in possession of material, non-public information related to, affecting or regarding the Company or its subsidiaries (such information, “Inside Information”), or to disclose Inside Information to others who then trade in the securities of the Company. Insider trading violations are pursued vigorously by the Securities and Exchange Commission (the “SEC”) and other governmental agencies and can result in severe penalties. While the regulatory authorities usually concentrate their efforts on the individuals who trade, or who tip Inside Information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

The Company has adopted this Policy on Inside Information and Insider Trading (this “Policy”) both to satisfy the Company’s obligation to prevent insider trading and to help the Company’s personnel and its external advisors avoid violating insider trading laws.

B.	Applicability of Policy

1.	Covered Persons. This Policy applies to the following people (collectively, “Covered Persons”):

●	all officers of the Company;

●	all members of the Board of Directors of the Company (“Directors”);

●	all employees of the Company; and

●	any family members of the foregoing persons. For the purposes of this Policy, the term “family member” means a spouse, parent, stepparent, child, stepchild, sibling, mother and father-in law, son and daughter-in-law, brother and sister-in-law, and anyone (other than a domestic employee or tenant) who shares any of the foregoing persons’ home.

The failure of any person subject to this Policy to observe and strictly adhere to the policies and procedures set forth herein at all times will be grounds for disciplinary action, up to and including dismissal. To ensure that Company confidences are protected to the maximum extent possible, no individuals other than specifically authorized personnel may release material information to the public, or respond to inquiries from the media, analysts or others outside the Company.

All consultants and outside advisors assisting the Company on sensitive matters are expected to abide by the Policy, although the Company assumes no responsibility with respect to the actions of persons who are not under its direct control. However, the failure of consultants and outside advisers to observe the policies and procedures set forth herein will be grounds for termination of the consultant’s or outside adviser’s relationship with the Company.

2.	Covered Transactions.

This Policy applies to all transactions in the Company’s securities, including ordinary shares (including any securities that are exercisable for, or convertible or exchangeable into, ordinary shares) and any other securities the Company may issue from time to time whether or not pursuant to any benefit plan adopted by the Company.

For purposes of this Policy, the Company considers transactions between Covered Persons and the Company with respect to grants under its equity incentive plan (or, to the extent applicable, granted outside such plan) to be exempt from this Policy. Such transactions include, without limitation, the following:

●	the exercise of options for cash;

●	the exercise of options on a “net exercise” basis pursuant to which an optionee either (i) delivers outstanding ordinary shares to the Company, or (ii) authorizes the Company to withhold from issuance ordinary shares issuable upon exercise of the option, in either case, having a fair market value on the date of exercise equal to the aggregate exercise price; or

●	the forfeiture to the Company of restricted ordinary shares or share units to cover withholding tax obligations.

Thus, restrictions contained in this Policy would apply to the sale of the Company’s securities in the open market to pay the exercise price of an option and to the “cashless exercise” effected through a broker or “same day sale” of an option. In addition, any sale of the underlying securities acquired upon the exercise of an option is subject to the Policy. This Policy does not apply to the granting of options or other equity awards.

In addition to the other restrictions set forth in this Policy, the following transactions are strictly prohibited at all times:

●	trading in call or put options involving the Company’s securities and other derivative securities;

●	engaging in short sales of the Company’s securities (i.e., the sale of a security that the seller does not own);

●	engaging in hedging or monetization transactions with respect to the Company’s securities, such as prepaid variable forwards, equity swaps, collars and exchange funds; and

●	holding the Company’s securities in a margin account.

If you are unsure whether or not a particular transaction is prohibited under this Policy, you should consult with the Chief Financial Officer, prior to engaging in, or entering into, an agreement, understanding or arrangement to engage in, such transaction.

C.	General Policy

No Covered Person who is in possession of Inside Information may, either directly or indirectly (including, without limitation, through a family member, friend or entity in which you or any of your family members is a director, officer or controlling equity holder or beneficiary), (i) purchase or sell the Company’s securities, (ii) engage in any other action to take advantage of Inside Information, or (iii) provide Inside Information to any other person outside of the Company, including family and friends.

In addition, Covered Persons may not purchase or sell any securities of any other company, such as a lender, possible acquisition target or competitor of the Company, when in possession of material non-public information concerning any such other company obtained in the course of his or her employment with, or service to, the Company or any of its subsidiaries.

D.	Specific Policies

1.	Black-out Periods.

All Directors and executive officers of the Company and its subsidiaries, as well as all employees of the Company that provide financial or accounting services to the Company and any other persons as may be designated from time to time by the Chief Financial Officer, as well as any family members or other persons that reside in the same household as those persons (all of the foregoing being “Restricted Persons”) are subject to additional restrictions on their ability to engage in purchase or sale transactions involving the Company’s securities. Restricted Persons are more likely to have access to Inside Information regarding the Company because of their positions or affiliations with the Company and, as a result, their trades in the Company’s securities are more likely to be subject to greater scrutiny. Accordingly, Restricted Persons are prohibited from trading in the Company’s securities during the period beginning on the 15th day of the last month of each fiscal quarter and ending two (2) trading days following public disclosure of the financial results for that quarter or the full year, as the case may be. Furthermore, a Restricted Person who is in possession of any material nonpublic information should not trade in the Company’s securities until the information has been made publicly available or is no longer material.

In addition, from time to time, the Company may impose special black-out periods on Restricted Persons and other employees of the Company if, in the judgment of the Chief Financial Officer, it is likely that such person or persons have become aware of significant corporate developments that have not yet been disclosed to the public, even when trading otherwise may be permitted. In the event that certain Restricted Persons or other employees of the Company become subject to a special black-out period, such persons are prohibited from (i) trading in the Company’s securities, and (ii) disclosing to others the fact they are subject to such special black-out period. These special black-out periods may vary in length and may or may not be broadly communicated to Covered Persons. This restriction does not apply to transactions made under a pre-planned trading program adopted to purchase or sell securities in the future which pre-planned trading program (an “approved Rule 10b5-1 trading plan”) (i) is in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and (ii) has been pre-cleared in advance, in writing, by the Chief Financial Officer (or, if the person implementing such program is the Chief Financial Officer, by the Chief Executive Officer). The Company would re-open trading at the beginning of the 3rd trading day following the date of public disclosure of such significant corporate developments.

2.	“Tipping” of Information.

Covered Persons may not disclose, convey or “tip” Inside Information to any person by providing them with Inside Information other than to disclose on a “need to know” basis to officers and employees of the Company or outside advisors in the course of performing their duties for the Company. When sharing Inside Information with other officers and employees of the Company or outside advisors, or other persons involved in the business and affairs of the Company, such information should be confined to as small a group as possible. Unlawful tipping includes passing on Inside Information to friends, family members or acquaintances under circumstances that suggest that persons subject to this Policy were trying to help the recipients of such information to make a profit or avoid a loss by trading in the Company’s securities based on such information.

3.	Pre-clearance.

A Restricted Person must obtain prior clearance from the Chief Financial Officer (or, if the Restricted Person is the Chief Financial Officer, from the Chief Executive Officer) before such Restricted Person makes any purchases or sales of the Company’s securities, regardless of whether or not a black-out period is then in effect. In evaluating each proposed transaction, the Chief Financial Officer (or, if the Restricted Person is the Chief Financial Officer, from the Chief Executive Officer) will consult as necessary with senior management and outside counsel before clearing any proposed trade. Clearance of a transaction is valid for no more than the five (5) business day period immediately following receipt by the Restricted Person of such clearance. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance. Restricted Persons do not need to receive pre-clearance for trades pursuant to an approved Rule 10b5-1 trading plan.

E.	Compliance

All Covered Persons must promptly report any trading in the Company’s securities by any Covered Person, or any disclosure of Inside Information or material non-public information concerning other companies by such Covered Person, that such person has reason to believe may violate this Policy or federal or state securities laws.

Persons in possession of Inside Information when their employment or service terminates may not trade in the Company’s securities until that information has become public or is no longer material.

F.	Additional Information

1.	What is Inside Information?

“Inside Information” is material information about the Company that is not available to the public. Information generally becomes available to the public when it has been disclosed by the Company or third parties in a press release or other authorized public statement, including any filing with the SEC. In general, information is considered to have been made available to the public on the 2nd trading day after the formal release of the information. In other words, there is a presumption that the public needs approximately one complete trading day to receive and absorb such information.

2.	What is Material Information?

As a general rule, information about the Company is “material” if it could reasonably be expected to affect someone’s decision to buy, hold or sell the Company’s securities. In particular, information is considered to be material if its disclosure to the public would be reasonably likely to affect (i) an investor’s decision to buy or sell the securities of the company to which the information relates, or (ii) the market price of that company’s securities. While it is not possible to identify in advance all information that will be deemed to be material, some examples of such information would include the following:

●	significant changes in financial results and/or financial condition and financial projections;

●	major new contracts or leases, or the possible loss of business;

●	changes in dividend policy, the declaration of a share sub-division or share capitalization or an offering of additional securities;

●	share redemption or repurchase programs;

●	changes in management or control;

●	change in auditors or notification that the auditor’s reports may no longer be relied upon;

●	significant mergers, acquisitions, reorganizations, dispositions of assets or joint ventures;

●	significant litigation, investigations or regulatory developments;

●	significant increases or decreases in the amount of outstanding securities or indebtedness;

●	write-ups or write downs of assets or changes in accounting methods;

●	actual or projected changes in industry circumstances or competitive conditions that could significantly affect the Company’s revenues, earnings, financial position or future prospects; and

●	transactions with Directors, officers or principal security holders.

It can sometimes be difficult to know whether information would be considered “material.” The determination of whether information is material is almost always clearer after the fact, when the effect of that information on the market can be quantified. Although you may have information about the Company that you do not consider to be material, federal regulators and others may conclude (with the benefit of hindsight) that such information was material. Therefore, trading in the Company’s securities when you possess non-public information about the Company can be risky. When doubt exists, the information should be presumed to be material. If you are unsure whether you are in possession of material non-public information, you should consult with the Chief Financial Officer, prior to engaging in, or entering into an agreement, understanding or arrangement to engage in, a purchase or sale transaction of any of the Company’s securities.

3.	What is the Penalty for Insider Trading?

Trading on Inside Information is a crime. The consequences of insider trading and tipping are severe and may, in some cases, be applied to the Company as well as to the individual who illegally trades or tips. Possible consequences include criminal prosecution with the potential for prison terms and additional fines if convicted, civil penalties, termination of employment and personal embarrassment resulting from adverse publicity.

If you have any questions with regard to this Policy, you should consult with the Chief Financial Officer.

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